SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TFTS Free-translation into English
December 20, 2005
Based on the Final Version of the AGE

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF No. 02.558.115/0001 -21
NIRE 33.3.0027696 -3

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING HELD ON DECEMBER 20, 2005

DATE, TIME AND VENUE: December 20, 2005, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, 3434, Bloco 1, 7º andar – parte, Barra da Tijuca, Rio de Janeiro (RJ).

PRESENCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, as evidenced by the signatures in the Shareholders Attendance Book. Also present Mr. Paulo Roberto Cruz Cozza, Chief Financial Officer and Director of Investor Relations, Mr. Fabiano Gallo, Chief Legal Officer, and Mr. José Antonio Ramos, member of the Company’s Statutory Audit Committee.

CHAIRED BY: Chairman – Mr. Paulo Roberto Cruz Cozza; Secretary – Mr. Fabiano Gallo.

CALL: Call notice published in the Diário Oficial do Estado do Rio de Janeiro on 02, 05 and 07 of December 2005, and in the Jornal do Brasil, Gazeta Mercantil and Gazeta do Povo on 02, 05 and 06 of December, 2005.

AGENDA: To exam, discuss and resolve about the review of the capital budget for fiscal year 2005.

READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES: (1) The shareholders waived unanimously the reading of the documents related to the matter to be deliberated in this Shareholders’ Meeting, since they are fully known by all. (2) The votes, comments and disagreements, if any, are to be numbered, received and initialed by the Chairman and the Secretary and filed at the Company’s headquarters, pursuant to Art. 130, Paragraph 1 of Law 6.404/76. (3) The preparation and publication of these minutes in summary form, without the signatures of all the shareholders was authorized as provided in Art. 130, Paragraphs 1 and 2 of Law 6.404/76, respectively.

RESOLUTIONS: After discussions with respect to the matter of the Agenda, the shareholders resolved by majority vote, to approve, pursuant to the proposal made by the management, the review of the capital budget for fiscal year 2005, to adjust it to the actual investments needs of the Company. Pursuant to the Board of Directors’ Meeting held on November 28, 2005, the investments made and envisaged by the Company until September 2005, mostly related to the network, information technology and sales, amounts to R$ 522,000,000.00 (five hundred and twenty-two million Reais). Taking into account the investment needs until the end of the current fiscal year, it is estimated that such investments shall exceed the capital budget amount approved by the Shareholders’ Meeting held on March 9, 2005. Thus, with favorable votes from the shareholders TIM Brasil Serviços e Participações S.A., The California Sate Teachers Retirement Sys, Norges Bank, Smallcap World Fund Inc, The Master Trust Bank of Japan, State Street Emerging Markets and José Teixeira de Oliveira, it is hereby approved the review of the capital budget for fiscal year 2005, so that the investments for the current fiscal year may reach R$ 718,300,000.00 (seven hundred and eighteen million and three hundred thousand Reais). The shareholders Vailly S.A., Tanlay S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Capital Internat. Emerg Markets Fund, Emerging Markets Growth Fund Inc, Capital G EM Mark Eq Fund for Tax Exempt TRU, Capital Guardian Emerg. Mkts. Equi. Mast. Fd., Capital Guardian Emerg. Mkts. Restricted Eq. For Tax E TS and Capital Guardian Emerg. Markets. Eq. DC Master Fund presented votes against the proposal approved hereinabove, which have been initiated by the Chairman and the Secretary and shall be filed at the Company’s headquarters.

CLOSING: There being no further business, the Chairman adjourned the meeting for the time required for the preparation of these minutes. The meeting was once more called to order and the minutes were read and approved by all those present, and were signed by the Chairman and the Secretary, as well as by the shareholders identified below.

Paulo Roberto Cruz Cozza	Fabiano Gallo
Chairman	Secretary

TIM Brasil Serviços e Participações S.A
Laércio Pellegrino Filho, Attorney-in-fact

Vailly S.A.
Tanlay S.A.
Luciana Novazzi, Attorney-in-fact

Caixa de Previdência dos Funcionários do Banco do Brasil
Sabrina de Lima Martins, Attorney-in-fact
The California Sate Teachers Retirement Sys
Capital Internat. Emerg Markets Fund
Emerging Markets Growth Fund Inc
Capital G EM Mark Eq Fund for Tax Exempt TRU
Norges Bank
Smallcap World Fund Inc
The Master Trust Bank of Japan
State Street Emerging Markets
Capital Guardian Emerg. Mkts. Equi. Mast. Fd.
Capital Guardian Emerg. Mkts. Restricted Eq. For Tax E TS
Capital Guardian Emerg. Markets Eq. DC Master Fund
George Washington Tenório Marcelino, Attorney-in-fact

José Teixeira de Oliveira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 20, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer